UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and appointment of Independent Directors

Mr. Boon Chay Lim, an independent director of Davis Commodities Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), a member of the audit committee, the compensation committee, and the nominating and corporate governance committee of the board of directors of the Company (the “Board”), and the chairperson of the nominating and corporate governance committee of the Board, notified the Company of his resignation as a director for personal reasons, effective August 1, 2024 (the “Resignation”). Mr. Boon Chay Lim’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

On August 1, 2024, the Board appointed Mr. Rui Wang as (i) an independent director of the Company, (ii) a member of each of the nominating and corporate governance committee, audit committee, and compensation committee of the Board, and the chairperson of the nominating and corporate governance committee of the Board. The foregoing appointment is intended to fill the vacancy created by Mr. Boon Chay Lim’s departure. The Company has determined that Mr. Rui Wang satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market, LLC, and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The biographical information of Mr. Rui Wang is set forth below.

Mr. Rui Wang, age 45, has been a Non-Executive and Independent Director for the Company since August 2024. He is a seasoned attorney specializing in domestic and international dispute resolutions, cross-border mergers and acquisitions, initial public offerings, and foreign investments in China. Mr. Wang has served as a partner at Beijing Longan (Shenyang) Law Firm since July 2018. Prior to that, he served as a partner at Liaoning Changfeng Law Firm from May 2010 to July 2018. Mr. Wang is an arbitrator of Shenyang Arbitration Commission, a member of the Foreign-related law & Free Trade Zone Committee of Liaoning Lawyer’s Association & Shenyang Lawyer’s Association, and a member of the Profession Interaction & Foreign Affairs Committee of Shenyang Lawyer’s Association. Mr. Wang earned his bachelor’s degree in law from Shenyang University in March 2006.

Mr. Rui Wang does not have a family relationship with any director or executive officer of the Company and nor has he been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: August 1, 2024	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairwoman and Executive Director (Principal Executive Officer)

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